UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-13823

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

FNB Retirement/Savings Plus Benefit Plan

(Full title of the plan)

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FNB United Corp.

(Name of issuer of securities)

150 South Fayetteville Street

Asheboro, North Carolina 27203

(336)626-8300

(Address of issuer’s principal executive offices)

FNB RETIREMENT/SAVINGS PLUS

BENEFIT PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

September 30, 2006 and 2005

And Year Ended September 30, 2006

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Exhibit Index

23.1	Consent of Independent Registered Accounting Firm

NOTE:	All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

FNB Retirement/Savings Plus

Benefit Plan

We have audited the accompanying statements of net assets available for benefits of the FNB Retirement/Savings Plus Benefit Plan as of September 30, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended September 30, 2006. These financial statements are the responsibility of FNB United Corp., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2006 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and our 2005 audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2006 and 2005, and the changes in its net assets available for benefits for the year ended September 30, 2006 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of September 30 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Dixon Hughes PLLC

Raleigh, North Carolina

June 25, 2007

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statements of Net Assets Available for Benefits

September 30, 2006 and 2005

	2006	2005
ASSETS
Investments:
Money Market Fund	$1,218,774	$1,232,057
Mutual funds	9,613,954	8,422,511
Common stock of FNB United Corp.	2,047,959	1,663,358
Participant loans	24,323	6,534

Total investments	12,905,010	11,324,460

Receivables:
Employer’s contribution	17,325	33,724
Accrued interest and dividends	21,405	19,301

Total receivables	38,730	53,025

Cash	303,681	58,852

Total assets	13,247,421	11,436,337

LIABILITIES
Accrued expenses	—	4,246

NET ASSETS AVAILABLE FOR BENEFITS	$13,247,421	$11,432,091

See accompanying notes to financial statements.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2006

2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$269,264
Net appreciation in fair value of investments	552,838

822,102

Contributions:
Employer	465,683
Participants’	999,050
Rollovers	11,238

1,475,971

TOTAL ADDITIONS	2,298,073

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	888,429
Administrative expenses	19,639

TOTAL DEDUCTIONS	908,068
NET INCREASE	1,390,005

Transfer of assets from Alamance National Bank 401(k) Plan	425,325

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	11,432,091

END OF YEAR	$13,247,421

See accompanying notes to financial statements.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

September 30, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN

The following description of the FNB Retirement/Savings Plus Benefit Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete description of the Plan’s provisions. The terms used herein are defined in the plan document. The original Plan was established on January 1, 1981. It was most recently restated January 1, 2007. The following description of the Plan is as of September 30, 2006. Changes to the Plan made in connection with the recent restatement are described in Note G below.

General

The Plan is a defined contribution plan covering eligible employees of FNB United Corp. and subsidiaries (the “Company” and “Plan Sponsor”) who have ninety days of service and regularly work not less than 1,000 hours per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to defer 2% to 100% of their eligible compensation in whole percentage points during a pay period up to the maximum percentage allowable not to exceed the limits of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Generally, employee contributions may be withdrawn in case of normal retirement termination, or cases of extreme hardship as defined by the Plan.

The Company contributes to the Plan an amount equal to 50% of the first 6% of a participant’s annual compensation deferred as an employee salary deferral contribution. The Company may make additional profit sharing contributions from its current or accumulated net profits at the option of the Company’s board of directors. For the years ended 2006 and 2005, the Company made profit sharing contributions of $75,959 and $33,724, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and discretionary contribution, if any, and plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest in the employer matching contributions plus actual earnings thereon in 20% increments over five years. Participants do not vest in any profit sharing employer contribution plus actual earnings thereon until after five years of service at which time they become 100% vested. Participants are fully vested at all times in their contributions plus actual earnings thereon.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. As of September 30, 2006, the Plan offers sixteen (16) investment options for participants. Employer matching and discretionary contributions are non-participant directed and are invested in Company securities.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

September 30, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN (Continued)

Payment of Benefits

On termination of service due to death, disability, retirement, or for other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an annuity or installment payments. Benefits are recorded as paid.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of (1) $50,000 and (2) the greater of (a) one-half of the current fair market value of the participant’s account exclusive of matching contributions and (b) one-half of the vested amount of the matching contributions allocated to the participant. The loans are secured by the balance in the participant account and bear interest at rates not less than the current prime rate. Principal and interest are paid ratably through monthly payroll deductions over a period not to exceed five years but may not extend beyond such participant’s Normal Retirement Date.

Administrative Expenses

The Company bears all administrative costs, including fees charged by the Trustee and internal administrative costs, except fees for recordkeeping services that are paid by the Plan and allocated to the participants.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. If the Plan is terminated, participants will become 100% vested in their accounts and, participant account balances will be distributed in accordance with one of the methods of payment provided in the Plan.

Plan Mergers

As a direct result of the November 4, 2005 merger of the Plan Sponsor with United Financial, Inc. (holding company of Alamance Bank), assets of $425,325 from the Alamance National Bank 401(k) Plan were transferred into the Plan in February 2006. Former Alamance Bank employees currently employed with the Plan Sponsor began to participate in the Plan on January 1, 2006.

Forfeited Accounts

Forfeitures of non-vested Employer contributions are to be reallocated to remaining Plan participants in accordance with the Plan document. At September 30, 2006 and 2005, there were $34,840 and $8,534, respectively, of forfeited non-vested accounts that had not yet been allocated to participant accounts.

Reclassifications

Certain reclassifications have been made to the 2005 financial statement presentation to correspond to the current year’s format. Net assets available for benefits and changes in net assets available for benefits are unchanged due to these reclassifications.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

September 30, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

Investment Valuation and Income Recognition

All investments as of September 30, 2006 and 2005 are stated at market value. The fair value of mutual funds and the common stock of FNB United Corp. are based on the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at the outstanding balance, which approximates fair value. Interest is recorded on the accrual basis.

NOTE C - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated November 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

September 30, 2006 and 2005

NOTE D - INVESTMENTS

During the year ended September 30, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2006
Mutual funds	$590,503
Common stock of FNB United Corp.	(37,665)

$552,838

The Plan’s investments are held by the Trustee. The following presents investments that represent 5% or more of the Plan’s net assets.

	2006	2005
SEI Stable Asset Fund, Class A #354	$1,218,774	$1,232,057
American Funds Growth Fund of America	832,569	623,131
Ariel Fund	*	704,697
Columbia Acorn Fund	923,451	649,351
Dodge and Cox Stock Fund	1,566,843	1,150,849
SEI Diversified Conservative
Fund, Class A #502	809,074	768,398
SEI Diversified Moderate Growth
Fund, Class A #504	1,030,123	1,013,859
SEI Diversified Global Growth Fund,
Class A #506	1,346,700	1,227,409
FNB United Corp. common stock	2,047,959	1,663,358

*	Represents less than 5%.

The investments in FNB United Corp. common stock are nonparticipant directed to the extent such investments represent employer matching contributions. See Note E for more information.

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets for the years ended September 30, 2006 and 2005 and the significant components of the changes in net assets for the year ended September 30, 2005 relating to the nonparticipant-directed investments in FNB Corp. common stock is as follows:

	2006	2005
Net assets:
Investments as reported by Trustee:
Common stock of FNB United Corp.	$2,047,959	$1,663,358

Cash	90,119	41,645

Accrued interest and dividends receivable	16,489	13,229

Net assets available for benefits	$2,154,567	$1,718,232

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

September 30, 2006 and 2005

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS (Continued)

2006
Additions to net assets attributed to:
Interest and dividend income	$63,026
Net appreciation (depreciation) in fair value of investments	(37,665)

Total investment gain (loss) as reported by Trustee	25,361

Employer contributions	406,845
Interfund transfers	4,129

Increase (decrease) in net assets available for benefits	436,335

Assets at beginning of year	1,718,232

Assets at end of year	$2,154,567

NOTE F - RELATED-PARTY TRANSACTIONS

Under the terms of a trust agreement between CommunityONE Bank, National Association, formerly known as First National Bank and Trust Company, as Trustee (the “Trustee”) and the Company, contributions are invested, as directed by the participants. The Trustee is a wholly owned subsidiary of the Company. Certain Plan investments are shares of the Company’s common stock; therefore, these transactions qualify as party-in-interest transactions.

Under the terms of a trust services and custody agreement between SEI Private Trust Company (SEI Trust) and CommunityONE Bank, as Trustee, SEI provides certain trust processing and reporting services. The Plan holds several SEI investment funds.

NOTE G - SUBSEQUENT EVENTS

The FNB Retirement/Savings Plus Benefit Plan (the “Plan”) was amended as of January 1, 2007. The Company’s matching contribution increased from 50% to 100% of the first 6% of a participant’s annual compensation deferral. Additionally, a new service dollar contribution will be given annually to all employees, whether enrolled in the Plan or not. Service dollars will be given in increments of 2%, 4%, and 6% of base salary after the end of the year, depending on the years of service. Employees with less than 10 years of service will receive 2% of base salary; employees with service between 10 – 19 years will receive 4%; and those with 20 years and above will receive a service contribution of 6% of base salary. Service dollar contributions will be made as cash contributions. Participant vesting was changed from 20% increments over five years to 25% increments over four years. All matching and service contributions from the Company will be made as cash contributions and not in employer stock, which are allocated per the participant’s election instructions. FNB United Corp. common stock will be an investment option for the participant. No more than 35% of a participant’s account may be comprised of Company common stock. The age at which the employees are eligible to participate in the plan has dropped from age 21 to 18.

As a direct result of the April 28, 2006 merger of the Plan Sponsor with Integrity Financial Corporation (holding company of First Gaston Bank of North Carolina), assets of $2,529,078 from the First Gaston Bank of North Carolina 401(k) Plan were transferred into the Plan in February 2007. Former First Gaston Bank of North Carolina employees currently employed with the Plan Sponsor began to participate in the Plan on January 1, 2007.

SUPPLEMENTAL SCHEDULE

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 56-1456589

PLAN NUMBER 003

September 30, 2006

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

		Money Market
*	SEI	SEI Stable Asset Fund, Class A #354	$—	$1,218,774

		Mutual Funds
	American	American Funds Growth Fund of America	—	832,569
	Ariel	Ariel Fund	—	661,803
	Columbia	Columbia Acorn Fund	—	923,451
	Dodge and Cox	Dodge and Cox Stock Fund	—	1,566,843
*	SEI	SEI Diversified Conservative Fund, Class A #502	—	809,074
*	SEI	SEI Diversified Moderate Growth Fund, Class A #504	—	1,030,123
*	SEI	SEI Diversified US Stock Fund, Class A #508	—	323,471
*	SEI	SEI Index S&P 500 Index Fund, Class A #155	—	534,304
	Wasatch	Wasatch Advisors Core Growth Fund #28	—	131,211
*	SEI	SEI Diversified Global Moderate Growth Fund, Class A	—	319,160
*	SEI	SEI Diversified Global Stock Fund, Class A #512	—	451,466
*	SEI	SEI Diversified Global Growth Fund, Class A #506	—	1,346,700
*	SEI	SEI Diversified Conservative Income Fund, Class A #500	—	175,809
*	SEI	SEI Daily Income GNMA Port, Class A #47	—	156,751
*	Dodge and Cox	Dodge and Cox Income Fund	—	351,219

			—	9,613,954

		Common Stock
*	FNB	FNB United Corp. common stock	2,050,636	2,047,959

*	Plan participants	Participant loans, rates vary from 6.75 - 8.25%	—	24,323

		Total investments	$2,050,636	$12,905,010

*	Represents party-in-interest
**	Cost omitted for participant-directed investments.

See accompanying notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FNB Retirement/Savings Plus Benefit Plan

Date: June 28, 2007	By	FNB United Corp., Plan Administrator

	By	/s/ Michael C. Miller
Michael C. Miller Chairman and President

Index to Exhibits

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.